September 29, 2025

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

       Re: NewGenIvf Group Ltd
           Registration Statement on Form F-1
           Filed September 15, 2025
           File No. 333-290284
Dear Wing Fung Alfred Siu:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 15, 2025
Recent Development
Strategic Investments in Digital Assets, page 23

1. We note your revised disclosure in response to prior comment 1. Please revise to address the following matters:

             Disclose the material terms of your custody arrangements, and file your agreement with OSL Limited as an exhibit to your registration statement if material.
 September 29, 2025
Page 2

             Disclose the scope and limitations of the insurance coverage that OSL Limited
           provides and discuss whether OSL Limited   s coverage is shared by
its other
           custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.
             Disclose with specificity the bonding and unbonding periods associated with staking SOL.
             Disclose the percentage of your SOL holdings currently staked and whether you have a target percentage of your SOL holdings that you intend to stake.
             Disclose the percentage of staking rewards earned, or to be earned, from your staked SOL to which you are entitled pursuant to your staking arrangements.
Risk Factors
Risks Related to Government Regulation
Advertising of offering gender selection services in certain jurisdictions in which NewGenIvf operates..., page 51

2. We note your revisions in response to prior comment 2. You disclose that "On April
       25, 2025, Wing Fung Alfred Siu and Hei Yue Tina Fong, and several other individuals were arrested in Hong Kong for allegedly violating certain sections of the
       HRTO which prohibit using reproductive technologies for sex selection, advertising sex selection services, commercial surrogacy arrangements, and advertising surrogacy arrangements." Please revise this risk factor to specifically describe with more detail the reasons for the arrests of certain of your officers and employees by the relevant authorities in Hong Kong. Please also clarify if these charges are being brought forth pursuant to the HRTO and disclose whether the charges are specific to the company and/or your officers, directors and employees.
3. In your revised disclosure, you state that you "do not advertise or promote gender selection services in Hong Kong, and all such marketing activities are carried out outside of Hong Kong or by agents outside of Hong Kong," and that you "have not been, nor do [you] expect to be, materially impacted by any such increased enforcement of the HRTO." You also state that you "do not expect any material impact on our ability to generate revenue from Chinese clients, as [y]our PRC-sourced revenues derived from clients in mainland China and Hong Kong are generated through referrals from PRC agents, with payments being made by the clients directly to the local clinics." Please expand the risk factor to describe any consequences to you if the regulatory authorities in Hong Kong deems your determination inconsistent from the HRTO.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 29, 2025
Page 3

       Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services
cc:   Steve Lin